Exhibit 99.1

Broadridge 2601 14th Avenue Markham, ON L3R 0H9

BROOKFIELD PROPERTY PARTNERS L.P.

SPECIAL MEETING OF UNITHOLDERS

July 16, 2021

REPORT ON VOTING RESULTS - FINAL

PROPOSAL 01 To consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated June 7, 2021, as the same may be varied (the "Interim Order"), and, if deemed advisable, approve, with or without variation, a resolution of holders (the "BPY Unitholders") of limited partnership units (the "BPY Units") of Brookfield Property Partners L.P. ("BPY"), the full text of which is attached as Appendix C to the accompanying circular/prospectus (the "Document"), to approve an Arrangement (the Arrangement") pursuant to section 182 of the Business Corporations Act (Ontario) as amended, being made pursuant to an Arrangement Agreement dated March 31, 2021, by and among Brookfield Asset Management Inc. ("BAM"), BPY Arrangement Corporation (“Purchaser Sub” and together with BAM, the “Purchaser Parties”) and BPY whereby the Purchaser Parties have agreed to acquire, directly and indirectly, all of the issued and outstanding BPY Units and exchangeable limited partnership units (“Exchange LP Units”) of Brookfield Office Properties Exchange LP (“Exchange LP”), all as more particularly described and set forth in the Document.

***	FOR	% OF VOTED	WITHHOLD	% OF VOTED
UNITS	243,528,693	99.06%	2,303,326	0.94%
MAJORITY OF THE MINORITY*	101,978,707	97.79%	2,303,326	2.21%

PROPOSAL 02 To consider and, if deemed advisable, approve, with or without variation, a resolution of BPY Unitholders to amend (the "BPY LPA Amendment" and together with the Arrangement and the transactions contemplated by the BPY LPA Amendment and the Arrangement, the "Transaction") the second amended and restated limited partnership agreement dated August 8, 2013, as amended, of BPY to provide for the Arrangement and the grant of dissent rights to registered BPY Unitholders in connection with the Transaction, the full text of which is attached as Appendix C to the Document.

***	FOR	% OF VOTED	WITHHOLD	% OF VOTED
UNITS	243,581,993	99.08%	2,250,026	0.92%
MAJORITY OF THE MINORITY*	102,032,007	97.84%	2,250,026	2.16%

*Aggregate of 141,549,986 units excluded as directed by Brookfield Property Partners L.P. Results excluding the votes cast from the BPY Units held directly or indirectly by BAM and its subsidiaries (including BPY) and other votes required to be excluded for the purposes of “minority approval” under MI 61-101, as more particularly described in the Document.

DATED THIS 16TH DAY OF JULY, 2021

BROADRIDGE

"Jeri Trotter"
JERI TROTTER
SCRUTINEER

"Rita Gutierrez-Fernandes"
RITA GUTIERREZ-FERNANDES
SCRUTINEER